FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	November 10, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2021

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2021

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Third Quarter of Fiscal 2021	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	10

IV	Financial Statements

	(1) Consolidated Financial Statements	11

	(2) Other Information	48

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Three months ended September 30, 2021	Three months ended September 30, 2020	Year ended December 31, 2020
Net sales	2,557,908	2,214,508	833,324	758,881	3,160,243
Income before income taxes	231,147	50,096	79,326	22,808	130,280
Net income attributable to Canon Inc.	154,920	29,729	49,317	16,658	83,318
Comprehensive income (loss)	267,657	(6,149)	46,944	19,674	80,941
Canon Inc. shareholders’ equity	—	—	2,740,069	2,493,113	2,575,031
Total equity	—	—	2,959,150	2,696,967	2,784,041
Total assets	—	—	4,752,215	4,705,173	4,625,614
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	148.16	28.29	47.16	15.93	79.37
Diluted (yen)	148.12	28.28	47.15	15.93	79.35
Canon Inc. shareholders’ equity to total assets (%)	—	—	57.7	53.0	55.7
Cash flows from operating activities	349,971	194,067	—	—	333,805
Cash flows from investing activities	(148,351)	(111,698)	—	—	(155,439)
Cash flows from financing activities	(139,986)	6,901	—	—	(183,449)
Cash and cash equivalents at end of period	—	—	482,240	500,287	407,684

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.
3.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company’s and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, shareholders’ equity, total equity, total assets and shareholders’ equity to total assets in three months ended September 30, 2020 have been revised from the versions previously disclosed. For further details, please refer to Note 10 “Equity” of the Notes to Consolidated Financial Statements.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S. GAAP.

The Canon Group (consisting of the Company, 334 consolidated subsidiaries, and 9 affiliates accounted for using the equity method, as of September 30, 2021, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as printing, imaging, medical, and industrial. Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. For further details regarding the circumstances of changes to the name and structure of segments, please refer to Note 20 “Segment Information” of the Notes to Consolidated Financial Statements. No material change in Canon’s business has occurred during the nine months ended September 30, 2021.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2021.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the nine months ended September 30, 2021. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the third quarter of 2021, although the pace of economic recovery slowed in some regions due to the resurgence of coronavirus disease (“COVID-19”) variants and the shortage of semiconductor chips, economic activities continued to recover as vaccines became widely available in each country. In the United States, although the pace of recovery in personal consumption slowed due to the renewed spread of infections, robust economic recovery continued in the wake of steady capital investment. In Europe, restrictions on economic activities were gradually eased in each country, and increasing personal consumption and expansion of capital investment led to the steady economic recovery. In China, personal consumption remained strong, but the economic recovery was moderate due to sluggish infrastructure investment and exports. In other emerging countries, economic activities continued to stagnate due to the spread of infections mainly in Southeast Asia. In Japan, capital investment stayed on a recovery track, but economic recovery remained moderate due to the ongoing State of Emergency.

Amid these conditions, in the markets in which Canon operates, although demand for office multifunction devices (MFDs) continued to recover, there was only a moderate recovery due to the shortage of semiconductor chips. For laser printers, demand remained at the same level as the previous year. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras. For medical equipment, despite delays in the installation of medical devices in some areas due to the resurgence of COVID-19 infections, recovery continued thanks to sales activities with medical institutions. For lithography equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average values of the yen during the third quarter and the first nine months of the year were ¥ 110.10 and ¥ 108.59 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥ 4 and year-on-year depreciation of approximately ¥ 1, and ¥ 129.86 and ¥ 129.89 against the euro, respectively, a year-on-year depreciation of approximately ¥ 6 and year-on-year depreciation of approximately ¥ 9.

(2)	Operating Results and Financial Conditions (continued)

[Third quarter results]

As for the third quarter, unit sales of office MFDs were below those of the same period of the previous year due to the shortage of semiconductor chips. However, sales of services and consumables moderately recovered due to the gradual return to in-person office work. As for the Prosumer consisting of laser printers and inkjet printers, unit sales were below those of the same period of the previous year due to the stagnation of production activity resulting from a resurgence of COVID-19 infections in Southeast Asia. However, sales of laser printer consumables increased significantly compared with the same period of the previous year, during which time demand had decreased. For interchangeable-lens digital cameras, unit sales remained at around the same level as the previous year due to continued strong sales of full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased mainly in Japan due to strong sales of computed tomography (CT) systems and diagnostic X-ray systems. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. Under these conditions, third-quarter net sales increased by 9.8% year-on-year to ¥833.3 billion. Gross profit margin increased by 3.4 points to 46.6%. Third-quarter gross profit increased by 18.4% year-on-year to ¥388.0 billion. Operating expenses increased by 6.8% year-on-year to ¥329.2 billion due to the effects of exchange rate fluctuations, although the expense ratio improved significantly thanks to greater productivity and the results of structural reform. As a result, third-quarter operating profit increased by 206.0% to ¥58.7 billion. Other income (deductions) increased by ¥17.0 billion year-on-year to ¥20.6 billion, due to such factors as valuation gain on securities, while income before income taxes increased by 247.8% year-on-year to ¥79.3 billion and net income attributable to Canon Inc. increased by 196.1% to ¥49.3 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥47.16 for the third quarter, a year-on-year increase of ¥31.23.

[Nine-month results]

As for the first nine months, unit sales of office MFDs and equipment for the production printing market were above those of the same period of the previous year despite the shortage of semiconductor chips. Sales of services and consumables also increased due to a recovery of corporate activity. As for the Prosumer consisting of laser printers and inkjet printers, unit sales of laser printers were below those of the same period of the previous year due to the stagnation of production activity, despite increased demand due to remote working. For inkjet printers, although unit sales were below those of the same period of the previous year, when demand in home use increased sharply due to the spread of COVID-19, sales were above those of the same period of the previous year due to increase in sales of refillable ink tank printers. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year in many regions due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased mainly in Japan due to strong sales of computed tomography (CT) systems and diagnostic X-ray systems. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for OLED display manufacturing equipment were below those of the same period of the previous year due to the review of investment timing by some customers. Under these conditions, net sales for the first nine months of the year increased by 15.5% year-on-year to ¥2,557.9 billion. Gross profit margin increased by 3.1 points to 46.5%. Gross profit increased by 23.8% year-on-year to ¥1,189.9 billion. Operating expenses increased by 6.1% year-on-year to ¥983.4 billion, due to the effects of exchange rate fluctuations, although the expense ratio improved significantly thanks to greater productivity and the results of structural reform. As a result, operating profit for the first nine months of the year increased by 502.0% to ¥206.6 billion. Other income (deductions) increased by ¥8.8 billion year-on-year to ¥24.6 billion, due to such factors as valuation gain on securities, while income before income taxes increased by 361.4% to ¥231.1 billion and net income attributable to Canon Inc. increased by 421.1% to ¥154.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥148.16 for the first nine months, a year-on-year increase of ¥119.87.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first-nine-months performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the same period of the previous year, even though there was a shortage of semiconductor chips, as demand for MFDs continued to recover. Although the imageRUNNER ADVANCE DX series enjoyed solid demand, it could not meet said demand due to a supply shortage. Unit sales of equipment for the production printing market increased compared with the same period of the previous year due to the varioPRINT iX series, a high-speed sheet-fed color inkjet press, gained favorable reviews. Sales of services and consumables for both office MFDs and production printing market increased due to the recovery of corporate activity. As for the laser printers, unit sales decreased compared with the same period of the previous year due to stagnation of production activity resulting from the resurgence of COVID-19 infections in Southeast Asia. Unit sales of consumables increased significantly compared with the same period of the previous year, when demand decreased. For inkjet printers, unit sales were below those of the same period of the previous year, when demand from home use increased rapidly, due to stagnation of production activity. However, sales were above those of the same period of the previous year as unit sales of refillable ink tank printers increased compared with the same period of the previous year primarily due to strong global demand. These factors resulted in total sales for the combined first nine months of the year of ¥1,418.2 billion, a year-on-year increase of 9.0%, while income before income taxes totaled ¥182.7 billion, a year-on-year increase of 89.1%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to strong sales of the EOS R5 and EOS R6. In addition, sales of interchangeable lenses increased significantly due to the expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities for such diversified applications as remote monitoring and monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the combined first nine months of the year of ¥472.2 billion, a year-on-year increase of 32.6%, while income before income taxes totaled ¥56.6 billion resulting in a recovery from a loss for the same period of the previous year.

As for the Medical Business Unit, although the shortage of semiconductor parts and the resurgence of COVID-19 infections had an impact on business negotiations and installation in some regions, sales of CT systems and diagnostic X-ray systems increased mainly strong sales in Japan. These factors resulted in total sales for the combined first nine months of the year of ¥351.9 billion, a year-on-year increase of 12.3%, while income before income taxes totaled ¥25.7 billion, a year-on-year increase of 70.3%.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand remained solid in a wide range product. As a result, unit sales increased compared with the same period of the previous year. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to COVID-19. These factors resulted in total sales for the combined first nine months of the year of ¥393.0 billion, a year-on-year increase of 30.1%. Income before income taxes, although upfront investment for new businesses were carried out intensively in the third quarter, totaled ¥26.3 billion, a year-on-year increase of 90.0%.

Financial Conditions

Total assets increased by ¥126.6 billion to ¥4,752.2 billion at September 30, 2021, compared to the end of previous year, mainly due to increases of cash and cash equivalents, and inventories. Total liabilities decreased by ¥48.5 billion to ¥1,793.1 billion at September 30, 2021, compared to the end of previous year, mainly due to decreases of current portion of long-term debt, and accrued pension and severance cost, despite the increase in accrued income taxes. Total equity increased by ¥175.1 billion to ¥2,959.2 billion at September 30, 2021, compared to the end of previous year, mainly due to an increase in net profit and a decrease of accumulated other comprehensive loss resulting from the depreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first nine months of 2021, cash flow from operating activities increased by ¥155.9 billion year-on-year to ¥350.0 billion due to a significant increase in profit and working capital improvement. Cash flow used in investing activities increased by ¥36.7 billion year-on-year to ¥148.4 billion mainly due to the acquisition of Redlen Technologies Inc. intended for key parts creation of CT systems. Accordingly, free cash flow increased by ¥119.3 billion compared with that of the previous year to ¥201.6 billion.

Cash flow from financing activities recorded an outlay of ¥140.0 billion mainly due to the repayment of long-term debt and dividend payout.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥74.6 billion to ¥482.2 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternative use of financing.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2021
Net cash provided by operating activities	350.0
Net cash used in investing activities	(148.4)

Free cash flow	201.6

(2)	Operating Results and Financial Conditions (continued)

Accounting Estimates and Assumptions

No material changes with respect to accounting estimates and assumptions have occurred during the nine months ended September 30, 2021.

Prioritized Management Issues to be Addressed

No material changes or issues with respect to prioritized business operations and finances have occurred during the nine months ended September 30, 2021.

Research and Development Expenses

Canon’s research and development expenses for the nine months ended September 30, 2021 totaled ¥211.0 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2021.

(2)	Prospect of Capital Investment in the first nine months of Fiscal 2021

The new construction of property, plant and equipment, which had been in progress as of December 31, 2020 and was completed during the first nine months of 2021, was as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Mold Co., Ltd., Ibaraki, Japan	New production base (Industrial and Others Business Unit)	April 2021

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2021

No material contracts were entered into during the three months ended September 30, 2021.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2021
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

Not applicable.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2021
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2021.

	As of June 30, 2021
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	287,988,800	—
Shares with full voting rights (Others)	1,044,426,100	10,444,261
Fractional unit shares (Note)	1,348,564	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,444,261

Note:

In “Fractional unit shares” under “Number of shares,” 49 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,988,800	21.59%

Total	287,988,800	21.59%

(2)	Directors and Executive Officers

Change in functions of directors are below:

Toshio Homma	(Executive Vice President & CTO & Head of Printing Group)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2020 and the end of this quarter.

Changes in functions of executive officers are below:

Toshio Takiguchi	(Senior Managing Executive Officer: Head of Medical Group, President of Canon Medical Systems Corporation)

Hiroaki Takeishi	(Senior Managing Executive Officer: Head of Industrial Group)

Masanori Yamada	(Managing Executive Officer: Head of Imaging Group, Chief of Olympic and Paralympic Project, Chief of IR/MICE Business project)

Go Tokura	(Managing Executive Officer: Deputy Head of Imaging Group)

Toshiyuki Ishii	(Executive Officer: Executive Vice President of Canon (China) Co., Ltd.)

Noriko Gunji	(Executive Officer: Group Executive of Sustainability Headquarters)

Ritsuo Mashiko	(Managing Executive Officer: President of Oita Canon Inc., President of Miyazaki Canon Inc., President of Nagasaki Canon Inc.)

Seymour Liebman	(Senior Managing Executive Officer: Executive Vice President of Canon U.S.A., Inc., President of BriefCam Ltd.)

The Number of Directors and Executive Officers by Gender

Males: 48, Females: 2 (Females account for 4% of the total.)

The total number consisted of 10 Directors or Corporate Auditors and 40 Executive Officers as of September 30, 2021.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Millions of yen
	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents (Notes 18 and 19)	482,240	407,684
Short-term investments (Notes 2 and 18)	92	71
Trade receivables, net (Note 3)	467,343	546,771
Inventories (Note 4)	636,304	562,807
Prepaid expenses and other current assets (Notes 6,12,14 and 18)	320,242	284,556
Allowance for credit losses (Notes 3 and 6)	(12,997)	(12,746)

Total current assets	1,893,224	1,789,143

Noncurrent receivables (Note 16)	16,245	17,276
Investments (Notes 2 and 18)	63,198	49,994
Property, plant and equipment, net (Note 5)	1,037,717	1,037,680
Operating lease right-of-use assets (Note 15)	94,875	107,361
Intangible assets, net	298,841	318,497
Goodwill (Note 7)	956,943	915,564
Other assets (Note 6)	393,487	392,066
Allowance for credit losses (Note 6)	(2,315)	(1,967)

Total assets	4,752,215	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited) (continued)

	Millions of yen
	September 30, 2021	December 31, 2020
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 9 and 17)	345,860	392,235
Trade payables (Note 8)	327,793	303,809
Accrued income taxes	43,412	18,761
Accrued expenses (Note 16)	333,907	317,716
Current operating lease liabilities (Note 15)	30,023	32,307
Other current liabilities (Notes 12,14 and 18)	263,854	261,361

Total current liabilities	1,344,849	1,326,189
Long-term debt, excluding current installments (Note 17)	5,924	4,834
Accrued pension and severance cost	294,507	345,897
Noncurrent operating lease liabilities (Note 15)	65,830	76,796
Other noncurrent liabilities	81,955	87,857

Total liabilities	1,793,065	1,841,573
Commitments and contingent liabilities (Note 16)
Equity:
Canon Inc. shareholders’ equity (Note 10):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,549	404,620
Legal reserve	68,670	69,436
Retained earnings	3,476,155	3,409,371
Accumulated other comprehensive income (loss) (Note 11)	(225,705)	(324,789)
Treasury stock, at cost	(1,158,362)	(1,158,369)
(Number of shares)	(287,990,173)	(287,989,819)

Total Canon Inc. shareholders’ equity	2,740,069	2,575,031
Noncontrolling interests (Note 10)	219,081	209,010

Total equity (Note 10)	2,959,150	2,784,041

Total liabilities and equity	4,752,215	4,625,614

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net sales (Notes 6,11,12 and 14):
Products and Equipment	2,040,201	1,717,591
Services	517,707	496,917

	2,557,908	2,214,508
Cost of sales (Notes 15 and 19):
Products and Equipment	1,122,750	1,012,228
Services	245,217	240,726

	1,367,967	1,252,954

Gross profit	1,189,941	961,554
Operating expenses:
Selling, general and administrative expenses (Notes 11,15 and 19)	772,370	727,504
Research and development expenses	211,010	199,736

	983,380	927,240

Operating profit	206,561	34,314
Other income (deductions):
Interest and dividend income	1,519	2,282
Interest expense	(442)	(594)
Other, net (Notes 2,7,11,14 and 19)	23,509	14,094

	24,586	15,782

Income before income taxes	231,147	50,096
Income taxes	63,734	11,952

Consolidated net income	167,413	38,144
Less: Net income attributable to noncontrolling interests	12,493	8,415

Net income attributable to Canon Inc.	154,920	29,729

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 13):
Basic	148.16	28.29
Diluted	148.12	28.28
Cash dividends per share	45.00	40.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Consolidated net income	167,413	38,144
Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	80,433	(36,333)
Net gains and losses on derivative instruments	(324)	558
Pension liability adjustments	20,135	(8,518)

	100,244	(44,293)

Comprehensive income (loss) (Note 10)	267,657	(6,149)
Less: Comprehensive income attributable to noncontrolling interests	13,653	8,818

Comprehensive income (loss) attributable to Canon Inc.	254,004	(14,967)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Net sales (Notes 6,11,12 and 14):
Products and Equipment	660,135	594,762
Services	173,189	164,119

	833,324	758,881
Cost of sales (Notes 15 and 19):
Products and Equipment	361,809	350,396
Services	83,556	80,909

	445,365	431,305

Gross profit	387,959	327,576
Operating expenses:
Selling, general and administrative expenses (Notes 11,15 and 19)	256,531	240,313
Research and development expenses	72,700	68,071

	329,231	308,384

Operating profit	58,728	19,192
Other income (deductions):
Interest and dividend income	482	657
Interest expense	(94)	(206)
Other, net (Notes 2,7,11,14 and 19)	20,210	3,165

	20,598	3,616

Income before income taxes	79,326	22,808
Income taxes	25,001	3,648

Consolidated net income	54,325	19,160
Less: Net income attributable to noncontrolling interests	5,008	2,502

Net income attributable to Canon Inc.	49,317	16,658

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 13):
Basic	47.16	15.93
Diluted	47.15	15.93

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Loss) (Unaudited) (continued)

Consolidated Statements of Comprehensive Income (Loss)

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Consolidated net income	54,325	19,160
Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	(7,584)	(757)
Net gains and losses on derivative instruments	321	43
Pension liability adjustments	(118)	1,228

	(7,381)	514

Comprehensive income (loss) (Note 10)	46,944	19,674
Less: Comprehensive income attributable to noncontrolling interests	5,235	2,666

Comprehensive income (loss) attributable to Canon Inc.	41,709	17,008

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash flows from operating activities:
Consolidated net income	167,413	38,144
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	161,372	166,221
Loss on disposal of fixed assets	6,185	888
Deferred income taxes	2,170	(6,224)
Decrease in trade receivables	95,423	99,975
Increase in inventories	(54,239)	(41,843)
Increase (decrease) in trade payables	33,550	(23,945)
Increase (decrease) in accrued income taxes	24,503	(7,519)
Increase (decrease) in accrued expenses	5,359	(7,918)
Decrease in accrued pension and severance cost	(31,928)	(9,548)
Other, net (Note 15)	(59,837)	(14,164)

Net cash provided by operating activities	349,971	194,067

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(123,095)	(120,632)
Proceeds from sale of fixed assets (Note 5)	2,102	7,617
Purchases of securities	(1,633)	(560)
Proceeds from sale and maturity of securities	1,707	435
(Increase) decrease in time deposits, net	(14)	1,635
Acquisitions of businesses, net of cash acquired (Note 7)	(29,072)	(127)
Other, net	1,654	(66)

Net cash used in investing activities	(148,351)	(111,698)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,100	2,100
Repayments of long-term debt	(47,518)	(873)
(Decrease) increase in short-term loans, net	(882)	185,767
Dividends paid	(88,891)	(126,938)
Repurchases and reissuance of treasury stock, net	(14)	(50,005)
Other, net	(3,781)	(3,150)

Net cash (used in) provided by financing activities	(139,986)	6,901

Effect of exchange rate changes on cash and cash equivalents	12,922	(1,797)

Net change in cash and cash equivalents	74,556	87,473
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	482,240	500,287

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	426	807
Income taxes	49,543	33,365

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited)

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) are traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2021 and December 31, 2020 are summarized as follows:

	September 30, 2021	December 31, 2020
Consolidated subsidiaries	334	343
Affiliated companies	9	9

Total	343	352

(b)	Principles of Consolidation

The quarterly consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

None

(d)	Reclassifications

Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheets for the year ended December 31, 2020 have also been reclassified.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net gains and (losses) recognized during the period on equity securities	12,863	296
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	468	413

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	12,395	(117)

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Net gains and (losses) recognized during the period on equity securities	10,781	812
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	428	126

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	10,353	686

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥6,662 million and ¥8,559 million at September 30, 2021 and December 31, 2020, respectively. The impairment or other adjustments resulting from observable price changes recorded during the nine months ended September 30, 2021 and 2020 were not significant.

There were no available-for-sale debt securities at September 30, 2021 and December 31, 2020.

Time deposits with original maturities of more than three months are ¥92 million and ¥71 million at September 30, 2021 and December 31, 2020, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2021	December 31, 2020
Notes	23,481	34,922
Accounts	443,862	511,849
Trade receivables	467,343	546,771
Allowance for credit losses	(11,669)	(11,645)

	455,674	535,126

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2021	December 31, 2020
Finished goods	383,598	352,513
Work in process	201,119	160,696
Raw materials	51,587	49,598

	636,304	562,807

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2021	December 31, 2020
Land	271,017	270,308
Buildings	1,715,133	1,687,921
Machinery and equipment	1,835,416	1,806,185
Construction in progress	47,332	37,324
Finance lease right-of-use assets	6,306	6,048

	3,875,204	3,807,786
Less accumulated depreciation	(2,837,487)	(2,770,106)

	1,037,717	1,037,680

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Lease income - sales-type and direct financing leases
Revenue at lease commencement	63,070	62,280
Interest income on lease receivables	13,246	13,963

Sales-type and direct financing leases income total	76,316	76,243

Lease income – operating leases	19,984	17,676

Variable lease income	3,795	3,776

Total lease income	100,095	97,695

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Lease income - sales-type and direct financing leases
Revenue at lease commencement	19,631	22,938
Interest income on lease receivables	4,422	4,459

Sales-type and direct financing leases income total	24,053	27,397

Lease income – operating leases	6,348	6,222

Variable lease income	2,310	1,452

Total lease income	32,711	35,071

Allowance for Credit Losses

Finance receivables represent financing leases, which consist of sales-type leases and direct financing leases. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥341,770 million and ¥319,183 million at September 30, 2021 and December 31, 2020, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Balance at beginning of period	3,068	2,627
Charge-offs	(1,232)	(1,505)
Provision	1,376	1,769
Translation adjustments and other*	431	299

Balance at end of period	3,643	3,190

*	The nine months ended September 30, 2020 includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments.

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at September 30, 2021 and December 31, 2020 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 860 “Transfers and Servicing.” The transfers of finance receivables for the nine months ended September 30, 2020 were ¥8,775 million while there were no significant transfers of finance receivables for the nine months ended September 30, 2021. The amount that remained uncollected was ¥26,868 million and ¥36,339 million at September 30, 2021 and December 31, 2020, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at September 30, 2021 and December 31, 2020. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligations were not material at September 30, 2021 and December 31, 2020.

(7)	Acquisitions

On September 28, 2021, Canon acquired 87.0% of the issued shares of Redlen Technologies Inc. (“Redlen”), a Canada-based company, for the cash consideration of ¥31,580 million, making it a wholly owned subsidiary of Canon.

Redlen possesses advanced technologies of radiation detection and imaging solutions of Cadmium Zinc Telluride (“CZT”) semiconductor detector modules which play an important role in the development of photon-counting CT systems (“PCCT”). This technology will enable Canon to accelerate the development of competitive PCCT systems, and strengthen its CT systems and the medical systems business. In addition, Canon will provide CZT semiconductor detector modules to medical equipment manufacturers around the world, thus helping to strengthen Canon’s medical component business. In this way, Canon will continue to contribute to the advancement of global diagnostic imaging.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material. Prior to the acquisition date, Canon held an investment in Redlen at a value of ¥1,252 million. Using step acquisition accounting, Canon remeasured the acquisition-date carrying value of its previously held equity investment to its fair value of ¥5,213 million using the fair value of Redlen’s issued shares on the acquisition date, which resulted in a gain of approximately ¥3,961 million, recorded in other, net of other income (deductions) in the consolidated statements of income.

Canon has not completed the process of allocating the amount paid for the acquisition to the assets acquired and liabilities assumed, and the provisional allocation is based on the information available as of the issuance date of the consolidated financial statements. The provisional amount of goodwill was ¥35,210 million which may be revised during the measurement period. The estimated fair values of the assets acquired and liabilities assumed at the acquisition date in the consolidated balance sheets were not material excluding the portion of goodwill.

The operating results with the assumption the financial statements of Redlen had been included in Canon’s consolidated financial statements for the year ended December 31, 2020 and the year beginning on January 1, 2021 were not disclosed because the impact was not material.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(8)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2021	December 31, 2020
Notes	79,546	83,468
Accounts	248,247	220,341

	327,793	303,809

(9)	Short-Term Loans and Current Portion of Long-Term Debt

Short-term loans consisting of bank borrowings at September 30, 2021 and December 31, 2020 were ¥45,567 million and ¥46,461 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥299,000 million at a floating interest of 0.10% and Canon has no unused credit facilities as of September 30, 2021.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2020	174,762	404,620	69,436	3,409,371	(324,789)	(1,158,369)	2,575,031	209,010	2,784,041
Equity transactions with noncontrolling interests and other		(61)					(61)	1,599	1,538
Dividends to Canon Inc. shareholders (85.00 yen per share)				(88,891)			(88,891)		(88,891)
Dividends to noncontrolling interests								(5,181)	(5,181)
Transfer to legal reserve			(766)	766			—		—
Comprehensive income:
Net income				154,920			154,920	12,493	167,413
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					79,409		79,409	1,024	80,433
Net gains and losses on derivative instruments					(347)		(347)	23	(324)
Pension liability adjustments					20,022		20,022	113	20,135

Total comprehensive income (loss)							254,004	13,653	267,657

Repurchases and reissuance of treasury stock		(10)		(11)		7	(14)		(14)

Balance at September 30, 2021	174,762	404,549	68,670	3,476,155	(225,705)	(1,158,362)	2,740,069	219,081	2,959,150

*	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,455,083	(308,442)	(1,108,496)	2,685,496	198,484	2,883,980
Cumulative effects of accounting standard update – adoption of ASU No.2016-13				(159)			(159)		(159)
Equity transactions with noncontrolling interests and other		(303)			(9)		(312)	1,068	756
Dividends to Canon Inc. shareholders (120.00 yen per share)				(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests								(4,526)	(4,526)
Transfer to legal reserve			1,835	(1,835)			—		—
Comprehensive income:
Net income				29,729			29,729	8,415	38,144
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(36,387)		(36,387)	54	(36,333)
Net gains and losses on derivative instruments					580		580	(22)	558
Pension liability adjustments					(8,889)		(8,889)	371	(8,518)

Total comprehensive income (loss)							(14,967)	8,818	(6,149)

Repurchases and reissuance of treasury stock		(81)		(70)		(49,856)	(50,007)	10	(49,997)

Balance at September 30, 2020	174,762	404,633	69,407	3,355,810	(353,147)	(1,158,352)	2,493,113	203,854	2,696,967

Notes:

1.	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.
2.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, Retained earnings, Total Canon Inc. shareholders equity, Non-controlling interests and Total equity as of December 31, 2019 have been revised from the versions previously disclosed. However, the effect of this amendment on our Company’s results of operations and financial position has been immaterial in the past fiscal years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(10)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2021	174,762	404,549	68,656	3,473,914	(218,097)	(1,158,359)	2,745,425	215,922	2,961,347
Equity transactions with noncontrolling interests and other
Dividends to Canon Inc. shareholders (45.00 yen per share)				(47,060)			(47,060)		(47,060)
Dividends to noncontrolling interests								(2,076)	(2,076)
Transfer to legal reserve			14	(14)			—		—
Comprehensive income:
Net income				49,317			49,317	5,008	54,325
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(7,767)		(7,767)	183	(7,584)
Net gains and losses on derivative instruments					315		315	6	321
Pension liability adjustments					(156)		(156)	38	(118)

Total comprehensive income (loss)							41,709	5,235	46,944

Repurchases and reissuance of treasury stock				(2)		(3)	(5)		(5)

Balance at September 30, 2021	174,762	404,549	68,670	3,476,155	(225,705)	(1,158,362)	2,740,069	219,081	2,959,150

*	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2020	174,762	404,633	69,438	3,380,955	(353,479)	(1,158,352)	2,517,957	202,634	2,720,591
Equity transactions with noncontrolling interests and other					(18)		(18)		(18)
Dividends to Canon Inc. shareholders (40.00 yen per share)				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(1,446)	(1,446)
Transfer to legal reserve			(31)	31			—		—
Comprehensive income:
Net income				16,658			16,658	2,502	19,160
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(818)		(818)	61	(757)
Net gains and losses on derivative instruments					59		59	(16)	43
Pension liability adjustments					1,109		1,109	119	1,228

Total comprehensive income (loss)							17,008	2,666	19,674

Repurchases and reissuance of treasury stock				(3)			(3)		(3)

Balance at September 30, 2020	174,762	404,633	69,407	3,355,810	(353,147)	(1,158,352)	2,493,113	203,854	2,696,967

Notes:

1.	Canon changed the presentation of cash dividends per share which were previously presented in the consolidated statements of income.
2.

During the year ended December 31, 2020, Canon corrected an immaterial error in its previously issued consolidated financial statements related to accounting for the Company and domestic subsidiaries’ compensated absence carryforward as disclosed in the previous fiscal year. In line with the correction, Retained earnings, Total Canon Inc. shareholders equity, Non-controlling interests and Total equity as of June 30, 2020 have been revised from the versions previously disclosed. However, the effect of this amendment on our Company’s results of operations and financial position has been immaterial in the past fiscal years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2020	(113,646)	100	(211,243)	(324,789)
Other comprehensive income (loss) before reclassifications	80,107	(2,334)	16,510	94,283
Amounts reclassified from accumulated other comprehensive income (loss)	(698)	1,987	3,512	4,801

Net change during the period	79,409	(347)	20,022	99,084

Balance at September 30, 2021	(34,327)	(247)	(191,221)	(225,705)

	Millions of yen
	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Equity transactions with noncontrolling interests and other	(9)	—	—	(9)
Other comprehensive income (loss) before reclassifications	(36,387)	(1,111)	(13,446)	(50,944)
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,691	4,557	6,248

Net change during the period	(36,396)	580	(8,889)	(44,705)

Balance at September 30, 2020	(132,678)	(307)	(220,162)	(353,147)

*	Represents the impact of adopting the new accounting standard related to financial instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Nine months ended September 30, 2021	Nine months ended September 30, 2020	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(1,012)	—	Selling, general and administrative expenses
	314	—	Income taxes

	(698)	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	(698)	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,843	2,303	Net sales
	(856)	(559)	Income taxes

	1,987	1,744	Consolidated net income
	—	(53)	Net income attributable to noncontrolling interests

	1,987	1,691	Net income attributable to Canon Inc.

Pension liability adjustments	5,349	6,178	Other, net
	(1,213)	(1,592)	Income taxes

	4,136	4,586	Consolidated net income
	(624)	(29)	Net income attributable to noncontrolling interests

	3,512	4,557	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	4,801	6,248

* Increase (decrease) of amounts indicate losses (gains) in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(11)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss)*
	Three months ended September 30, 2021	Three months ended September 30, 2020	Affected line items in consolidated statements of income
Foreign currency translation adjustments	(1,012)	—	Selling, general and administrative expenses
	314	—	Income taxes

	(698)	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	(698)	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,065	580	Net sales
	(314)	(138)	Income taxes

	751	442	Consolidated net income
	6	(18)	Net income attributable to noncontrolling interests

	757	424	Net income attributable to Canon Inc.

Pension liability adjustments	1,555	2,254	Other, net
	(357)	(583)	Income taxes

	1,198	1,671	Consolidated net income
	(210)	(10)	Net income attributable to noncontrolling interests

	988	1,661	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,047	2,085

* Increase (decrease) of amounts indicate losses (gains) in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(12)	Revenue

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets at September 30, 2021 and December 31, 2020 were ¥47,412 million and ¥42,752 million respectively, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2021 and December 31, 2020 were ¥137,763 million and ¥135,455 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2021, which had been included in the deferred revenue balance at December 31, 2020, was ¥87,709 million.

Remaining performance obligations for products and equipment at September 30, 2021 primarily arise from the sales of certain industrial equipment, amounting to ¥109,170 million, 81% of which is expected to be recognized as revenue within one year and remaining 19% is within two years. Disclosure of remaining performance obligations is not required for the majority of service since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of September 30, 2021 is about two years.

Disaggregated revenues by business unit, product and geographic area are described in Note 20.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(13)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net income attributable to Canon Inc.	154,920	29,729
Diluted net income attributable to Canon Inc.	154,918	29,728

	Number of shares
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Average common shares outstanding	1,045,632,929	1,051,024,636
Effect of dilutive securities:
Stock options	273,957	223,765

Diluted common shares outstanding	1,045,906,886	1,051,248,401

	Yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net income attributable to Canon Inc. shareholders per share:
Basic	148,16	28.29
Diluted	148.12	28.28

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2021 and 2020 are as follows:

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Net income attributable to Canon Inc.	49,317	16,658
Diluted net income attributable to Canon Inc.	49,316	16,658

	Number of shares
	Three months ended September 30, 2021	Three months ended September 30, 2020
Average common shares outstanding	1,045,633,285	1,045,775,756
Effect of dilutive securities:
Stock options	286,390	247,468

Diluted common shares outstanding	1,045,919,675	1,046,023,224

	Yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Net income attributable to Canon Inc. shareholders per share:
Basic	47.16	15.93
Diluted	47.15	15.93

During the nine and three months ended September 30, 2021 and 2020, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for speculative purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2021 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2021 and December 31, 2020 are set forth below:

	Millions of yen
	September 30, 2021	December 31, 2020
To sell foreign currencies	173,869	137,721
To buy foreign currencies	25,834	27,220

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2021 and December 31, 2020.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	41	426
Liabilities:
Foreign exchange contracts	Other current liabilities	735	416
Derivatives not designated as hedging instruments
	Millions of yen
	Balance sheet location	Fair value
		September 30, 2021	December 31, 2020
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	284	107
Liabilities:
Foreign exchange contracts	Other current liabilities	1,219	809

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2021 and 2020.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(3,229)	Net sales	(2,843)

	Millions of yen
Nine months ended September 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,548)	Net sales	(2,303)

	Millions of yen
Three months ended September 30, 2021	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(573)	Net sales	(1,065)

	Millions of yen
Three months ended September 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(562)	Net sales	(580)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(14)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(3,803)

	Millions of yen
Nine months ended September 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,089

	Millions of yen
Three months ended September 30, 2021	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	807

	Millions of yen
Three months ended September 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(502)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(15)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expenses in the accompanying consolidated statements of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Operating lease cost	29,672	31,075
Short-term lease cost	10,435	10,045
Other lease cost	37	90

Total lease cost	40,144	41,210

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Operating lease cost	9,641	9,887
Short-term lease cost	3,559	3,885
Other lease cost	(18)	26

Total lease cost	13,182	13,798

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	29,623	28,231

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	12,577	20,279

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at September 30, 2021.

Millions of yen
Within one year	32,752
Two years	22,903
Three years	15,299
Four years	10,978
Five years	7,872
Thereafter	12,042

Total future minimum lease payments	101,846

Less Imputed Interest	(5,993)

Total	95,853

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2021, commitments outstanding for the purchase of property, plant and equipment approximated ¥45,510 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥208,503 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,048 million and ¥10,962 million at September 30, 2021 and December 31, 2020, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,291 million at September 30, 2021. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2021 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the nine months ended September 30, 2021 and 2020 are summarized as follows:

Nine months ended September 30, 2021

Millions of yen
Balance at December 31, 2020	14,300
Addition	11,889
Utilization	(9,734)
Other	(829)

Balance at September 30, 2021	15,626

Nine months ended September 30, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	7,483
Utilization	(8,962)
Other	(2,270)

Balance at September 30, 2020	12,097

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(16)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(17)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2021 and December 31, 2020 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the carrying amounts approximate their fair values. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 18, and Note 14, respectively.

	Millions of yen
	September 30, 2021		December 31, 2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(302,473)	(302,412)	(346,317)	(346,275)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 18.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2021 and December 31, 2020, one customer accounted for approximately 11% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer would fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2021 and December 31, 2020.

	September 30, 2021
	Level 1	Level 2	Level 3	Total

	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	291	279	—	570
Equity securities	32,354	—	—	32,354
Prepaid expenses and other current assets:
Derivatives	—	325	—	325

Total assets	32,645	1,104	—	33,749

Liabilities:
Other current liabilities:
Derivatives	—	1,954	—	1,954

Total liabilities	—	1,954	—	1,954

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(18)	Fair Value Measurements (continued)

	December 31, 2020
	Level 1	Level 2	Level 3	Total

	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	284	248	—	532
Equity securities	18,683	—	—	18,683
Prepaid expenses and other current assets:
Derivatives	—	533	—	533

Total assets	18,967	1,281	—	20,248

Liabilities:
Other current liabilities:
Derivatives	—	1,225	—	1,225

Total liabilities	—	1,225	—	1,225

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2021 and 2020, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(19)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥14,384 million and ¥2,820 million for the nine months ended September 30, 2021 and 2020, respectively, and were net losses of ¥740 million and ¥1,757 million for the three months ended September 30, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥24,493 million and ¥21,053 million for the nine months ended September 30, 2021 and 2020, respectively, and were ¥9,424 million and ¥7,633 million for the three months ended September 30, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥39,141 million and ¥33,114 million for the nine months ended September 30, 2021 and 2020, respectively, and were ¥12,783 million and ¥11,747 million for the three months ended September 30, 2021 and 2020, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the nine months ended September 30, 2021 and 2020 consisted of the following components:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Service cost	24,444	27,067
Interest cost	8,510	8,032
Expected return on plan assets	(27,266)	(24,378)
Amortization of prior service credit	(6,447)	(7,386)
Amortization of actuarial loss	11,796	13,564

	11,037	16,899

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended September 30, 2021 and 2020 consisted of the following components:

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Service cost	8,019	8,583
Interest cost	2,909	2,527
Expected return on plan assets	(9,219)	(7,752)
Amortization of prior service credit	(2,255)	(2,399)
Amortization of actuarial loss	3,810	4,653

	3,264	5,612

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of three months or less classified as available-for-sale securities of ¥500 million at September 30, 2021 and December 31, 2020, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information

Canon operates its business in four segments: the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit, and the Industrial and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Major changes include moving Inkjet printers to the Printing Business Unit, the same business unit as Office multifunction devices (MFDs) and Laser multifunction printers (MFPs), and moving Network cameras to the Imaging Business Unit, the same business unit as Interchangeable-lens digital cameras. Operating results for the three months ended September 30, 2020 and the nine months ended September 30, 2020 also have been reclassified.

The primary products included in each segment are as follows:

Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions /

Laser multifunction printers (MFPs) / Laser printers / Inkjet printers /

Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Wide-format printers /

Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Network cameras /

Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

OLED display manufacturing equipment /

Vacuum thin-film deposition equipment / Die bonders / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income (loss) before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2021 and 2020 is as follows:

	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2021:
Net sales:
External customers	1,414,820	470,885	351,695	322,650	(2,142)	2,557,908
Intersegment	3,377	1,350	210	70,348	(75,285)	—

Total	1,418,197	472,235	351,905	392,998	(77,427)	2,557,908
Operating cost and expenses	1,240,922	415,450	330,718	366,879	(2,622)	2,351,347

Operating profit	177,275	56,785	21,187	26,119	(74,805)	206,561
Other income (deductions)	5,417	(166)	4,535	173	14,627	24,586

Income before income taxes	182,692	56,619	25,722	26,292	(60,178)	231,147

2020:
Net sales:
External customers	1,298,844	354,886	313,048	248,031	(301)	2,214,508
Intersegment	2,495	1,143	274	54,132	(58,044)	—

Total	1,301,339	356,029	313,322	302,163	(58,345)	2,214,508
Operating cost and expenses	1,209,617	374,146	298,371	288,901	9,159	2,180,194

Operating profit (loss)	91,722	(18,117)	14,951	13,262	(67,504)	34,314
Other income (deductions)	4,914	(343)	155	573	10,483	15,782

Income (loss) before income taxes	96,636	(18,460)	15,106	13,835	(57,021)	50,096

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2021 and 2020 is as follows:
	Printing	Imaging	Medical	Industrial and Others	Corporate and eliminations	Consolidated

	(Millions of yen)
2021:
Net sales:
External customers	458,033	153,315	115,634	107,090	(748)	833,324
Intersegment	1,168	469	80	23,291	(25,008)	—

Total	459,201	153,784	115,714	130,381	(25,756)	833,324
Operating cost and expenses	398,900	136,045	109,731	128,906	1,014	774,596

Operating profit	60,301	17,739	5,983	1,475	(26,770)	58,728
Other income (deductions)	1,753	(53)	4,196	17	14,685	20,598

Income before income taxes	62,054	17,686	10,179	1,492	(12,085)	79,326

2020:
Net sales:
External customers	429,252	140,215	105,219	84,187	8	758,881
Intersegment	818	463	157	19,622	(21,060)	—

Total	430,070	140,678	105,376	103,809	(21,052)	758,881
Operating cost and expenses	411,853	128,200	100,336	99,095	205	739,689

Operating profit	18,217	12,478	5,040	4,714	(21,257)	19,192
Other income (deductions)	1,578	(128)	(90)	188	2,068	3,616

Income before income taxes	19,795	12,350	4,950	4,902	(19,189)	22,808

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about sales by product to external customers by business unit for the nine months ended September 30, 2021 and 2020 is as follows:

	Millions of yen
	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Printing
Monochrome copiers	141,981	135,072
Color copiers	207,615	193,143
Printers	413,251	361,177
Inkjet printers	238,194	227,800
Others	413,779	381,652

Total	1,414,820	1,298,844
Imaging
Cameras	308,057	217,971
Others	162,828	136,915

Total	470,885	354,886
Medical
Diagnostic equipment	351,695	313,048

Industrial and Others
Lithography equipment	147,844	81,895
Others	174,806	166,136

Total	322,650	248,031

Corporate	(2,142)	(301)

Consolidated	2,557,908	2,214,508

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information about sales by product to external customers by business unit for the three months ended September 30, 2021 and 2020 is as follows:

	Millions of yen
	Three months ended September 30, 2021	Three months ended September 30, 2020
Printing
Monochrome copiers	45,537	45,291
Color copiers	61,807	65,196
Printers	136,373	109,792
Inkjet printers	76,169	82,215
Others	138,147	126,758

Total	458,033	429,252
Imaging
Cameras	100,152	91,044
Others	53,163	49,171

Total	153,315	140,215
Medical
Diagnostic equipment	115,634	105,219

Industrial and Others
Lithography equipment	52,439	32,834
Others	54,651	51,353

Total	107,090	84,187

Corporate	(748)	8

Consolidated	833,324	758,881

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Unaudited) (continued)

(20)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2021 and 2020 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total

	(Millions of yen)
2021:
Net sales:	602,013	710,299	652,584	593,012	2,557,908

2020:
Net sales:	584,788	600,699	554,162	474,859	2,214,508

Information by major geographic area for the three months ended September 30, 2021 and 2020 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total

	(Millions of yen)
2021:
Net sales:	186,435	244,611	206,069	196,209	833,324

2020:
Net sales:	192,817	202,463	195,737	167,864	758,881

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2021 as below:

1. Total amount of interim cash dividends:

    47,060 million yen

2. Amount of an interim cash dividend per share:

    45 yen

3. Payment date:

    August 27, 2021

Note:

The interim dividend was paid to registered shareholders as of June 30, 2021.